Exhibit 99.2

Auna S.A. and Subsidiaries Condensed Consolidated Interim Financial Statements June 30, 2025

Auna S.A. and Subsidiaries

Condensed Consolidated Interim
Financial Statements

June 30, 2025

Auna S.A. and Subsidiaries
Condensed Consolidated Interim Statement of Financial Position
As of June 30, 2025 and December 31, 2024

In thousands of soles	June 30, 2025	December 31, 2024	In thousands of soles	June 30, 2025	December 31, 2024
Assets			Liabilities
Current assets			Current liabilities
Cash and cash equivalents	174,661	235,745	Loans and borrowings	597,537	654,233
Trade accounts receivable	1,017,689	961,886	Lease liabilities	32,487	32,459
Other assets	270,689	253,283	Trade accounts payable	918,446	931,265
Inventories	138,938	143,764	Other accounts payable	282,499	289,563
Derivative financial instruments	1,004	8,962	Provisions	10,150	12,246
Other investments	112,445	100,228	Derivative financial instruments	29,778	15,273
Total current assets	1,715,426	1,703,868	Insurance contract liabilities	11,316	10,098
			Deferred income	110	138
Non-current assets			Total current liabilities	1,882,323	1,945,275
Trade accounts receivable	550	571
Other assets	26,444	24,433	Non-current liabilities
Investments in associates and joint venture	28,459	25,405	Loans and borrowings	2,976,234	2,965,541
Other investments	331	282	Lease liabilities	96,054	115,429
Property, furniture, and equipment	2,306,431	2,280,123	Trade accounts payable	2,068	2,741
Intangible assets	2,720,431	2,656,888	Other accounts payable	66,571	73,150
Right-of-use assets	118,681	131,062	Derivative financial instruments	42,157	27,097
Investment properties	6,230	6,058	Deferred tax liabilities	305,578	328,370
Derivative financial instruments	43,468	58,510	Deferred income	128	177
Deferred tax assets	200,676	193,520	Total non-current liabilities	3,488,790	3,512,505
Total non-current assets	5,451,701	5,376,852	Total liabilities	5,371,113	5,457,780

			Equity
			Share capital	17,389	17,387
			Share premium	1,209,715	1,208,586
			Reserves	572,214	524,776
			Retained losses	(156,126)	(273,533)
			Equity attributable to the owner of the Company	1,643,192	1,477,216
			Non-controlling interest	152,822	145,724
			Total equity	1,796,014	1,622,940
Total assets	7,167,127	7,080,720	Total liabilities and equity	7,167,127	7,080,720

Auna S.A. and Subsidiaries
Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income
For the three and six months ended June 30, 2025 and 2024

In thousands of soles	Three-month period ended June 30		Six-month period ended June 30
	2025	2024	2025	2024
Revenue
Insurance revenue	284,075	256,336	552,202	508,532
Healthcare services revenue	724,583	784,082	1,419,059	1,535,260
Sale of medicines	85,280	80,066	164,546	152,721
Total revenue from contracts with customers	1,093,938	1,120,484	2,135,807	2,196,513
Cost of sales and services	(659,540)	(693,124)	(1,319,788)	(1,354,758)
Gross profit	434,398	427,360	816,019	841,755
Selling expenses	(54,221)	(47,652)	(107,827)	(100,903)
Administrative expenses	(208,180)	(201,559)	(390,632)	(392,486)
(Loss) reversal for impairment of trade receivables	(7,693)	(3,031)	(23,344)	(2,835)
Other income	12,056	7,600	21,318	19,064
Operating profit	176,360	182,718	315,534	364,595
Finance income	5,374	6,580	11,087	12,404
Finance income from exchange difference	68,419	-	105,516	2,915
Finance costs	(120,273)	(139,205)	(243,502)	(315,880)
Finance costs from exchange difference	-	(49,495)	-	(49,495)
Net finance cost	(46,480)	(182,120)	(126,899)	(350,056)
Share of profit of equity-accounted investees	2,402	2,277	5,174	4,516
Profit before tax	132,282	2,875	193,809	19,055
Income tax (expense) benefit	(48,260)	5,049	(71,824)	(19,467)
Profit (loss) for the period	84,022	7,924	121,985	(412)
Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss
Cash flow hedges	(14,115)	(6,543)	(31,494)	(15,921)
Foreign operations – foreign currency translation differences	48,714	(164,986)	67,243	(116,174)
Other investments at FVOCI – net change in fair value	(158)	559	626	559
Income tax	3,775	1,321	9,262	3,308
Other comprehensive income (loss) for the period, net of tax	38,216	(169,649)	45,637	(128,228)
Total comprehensive income (loss) for the period	122,238	(161,725)	167,622	(128,640)
Income (loss) attributable to:
Owner of the Company	81,981	3,753	117,407	(9,582)
Non-controlling interest	2,041	4,171	4,578	9,170
	84,022	7,924	121,985	(412)
Total comprehensive income (loss) attributable to:
Owner of the Company	121,697	(157,610)	160,524	(131,881)
Non-controlling interest	541	(4,115)	7,098	3,241
	122,238	(161,725)	167,622	(128,640)
Earnings per share
Basic earnings per share	1.11	0.05	1.59	(0.16)
Diluted earnings per share	1.10	0.05	1.58	(0.16)

Auna S.A. and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Equity
For the six months ended June 30, 2025 and 2024

	Equity attributable to the owner of the Company
In thousands of soles	Share capital	Share premium	Other capital reserve	Translation reserve	Cost of hedging reserve	Hedging reserve	Merger and other reserves	Shared- based payment reserve	Retained (losses) earnings	Total	Non- controlling interest	Total equity
Balances as of December 31, 2023	8,820	-	79,782	140,066	6,422	(29,548)	1,626,642	-	(366,899)	1,465,285	311,281	1,776,566
Balances as of January 1, 2024	8,820	-	79,782	140,066	6,422	(29,548)	1,626,642	-	(366,899)	1,465,285	311,281	1,776,566
Profit (loss) for the period	-	-	-	-	-	-	-	-	(9,582)	(9,582)	9,170	(412)
Other comprehensive income (loss) for the period	-	-	-	(110,245)	7,653	(20,266)	559	-	-	(122,299)	(5,929)	(128,228)
Total comprehensive income (loss) for the period	-	-		(110,245)	7,653	(20,266)	559	-	(9,582)	(131,881)	3,241	(128,640)
Issuance of common stock, net of issuance costs	1,112	1,207,515	-	-	-	-	-	-	-	1,208,627	-	1,208,627
Capitalization of merger reserve	7,453	-	-	-	-	-	(7,453)		-	-	-	-
Acquisition of non-controlling interest	-	-	-	18,909	-	-	(1,076,628)		-	(1,057,719)	(159,910)	(1,217,629)
Change in fair value of put and call liability	-	-	-	-	-	-	(4,765)		-	(4,765)	-	(4,765)
Equity-settled share-based payment	-	-	-	-	-	-	-	-	567	567	-	567
Total transactions with the owner of the Company	8,565	1,207,515	-	18,909	-	-	(1,088,846)	-	567	146,710	(159,910)	(13,200)
Balances as of June 30, 2024	17,385	1,207,515	79,782	48,730	14,075	(49,814)	538,355	-	(375,914)	1,480,114	154,612	1,634,726
Balances as of December 31, 2024	17,387	1,208,586	93,012	(232,770)	15,392	(36,494)	676,491	9,145	(273,533)	1,477,216	145,724	1,622,940
Profit for the period	-	-	-	-	-	-	-	-	117,407	117,407	4,578	121,985
Other comprehensive income for the period	-	-	-	64,723	(32,691)	10,459	626	-		43,117	2,520	45,637
Total comprehensive income for the period	-	-	-	64,723	(32,691)	10,459	626	-	117,407	160,524	7,098	167,622
Issuance of shares	2	1,129	-	-	-	-	-	(1,131)	-	-	-	-
Equity-settled share-based payment	-	-	-	-	-	-	-	5,452	-	5,452		5,452
Total transactions with the owner of the Company	2	1,129	-	-	-	-	-	4,321	-	5,452	-	5,452
Balances as of June 30, 2025	17,389	1,209,715	93,012	(168,047)	(17,299)	(26,035)	677,117	13,466	(156,126)	1,643,192	152,822	1,796,014

Auna S.A. and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows
For the six months ended June 30, 2025 and 2024

	Six-month period ended June 30
In thousands of soles	2025	2024
Cash flows from operating activities
Profit (loss) for the period	121,985	(412)
Adjustments for:
Depreciation	57,014	59,840
Depreciation of right-of-use assets	13,855	13,608
Amortization	37,818	38,947
(Reversal) Impairment of inventories	120	(2,194)
Equity-settled share-based payment transactions	5,452	567
Gain on disposal of property, furniture, and equipment	301	813
Gain on disposal of right-of-use assets net of leases liabilities	-	60
Loss on disposal of intangibles	-	1,168
(Reversal) Impairment of trade receivables	23,344	2,835
Share of profit of equity-accounted investees	(5,174)	(4,516)
Provisions	1,050	440
Finance income	(116,603)	(15,319)
Finance costs	243,502	365,375
Tax expense	71,824	19,467
Net changes in assets and liabilities:
Trade accounts receivable and other assets	(83,491)	(211,635)
Inventories	6,655	6,505
Trade accounts payable and other accounts payable	(24,493)	91,516
Provisions and employee benefits	(3,401)	(2,146)
Insurance contract liabilities	1,184	5,834
Cash generated from operating activities	350,942	370,753
Income tax paid	(108,656)	(111,496)
Interest received	8,937	12,137
Net cash from operating activities	251,223	271,394
Cash flows from investing activities
Payment for accounts payable to former shareholder	(20,539)	-
Purchase of properties, furniture, and equipment	(47,957)	(34,880)
Proceeds from sale of property, furniture, and equipment	72	127
Purchase of intangibles	(34,337)	(22,010)
Dividends from equity-accounted investees	2,147	622
Purchase of other investments, net of sales	(8,095)	(12,819)
Payment for contingent consideration	-	(46,991)
Net cash used in investing activities	(108,709)	(115,951)
Cash flows from financing activities
Proceeds from issuance of common stock in initial public offering, net of issuance costs	-	1,267,794
Payments of initial public offering costs	-	(15,842)
Proceeds from loans and borrowings	821,530	474,540
Payment for loans and borrowings	(784,875)	(437,446)
Payment for lease liabilities	(22,411)	(22,607)
Penalty paid for debt prepayment	(81)	-
Payment for derivatives premiums	(14,898)	(35,328)
Payment for costs of extinguishment of debt	-	(16,607)
Interest paid	(204,576)	(229,067)
Proceeds from settlement of derivatives - interest rate swaps	(3,482)	-
Acquisition of non-controlling interest	-	(1,217,629)
Net cash used in financing activities	(208,793)	(232,192)
Net (decrease) increase in cash and cash equivalents	(66,279)	(76,749)
Cash and cash equivalents at January 1	235,745	241,133
Effect of movements in exchange rates on cash held	5,195	(6,655)
Cash and cash equivalents at June 30	174,661	157,729
Transactions not representing cash flows
Assets acquired through finance lease and other financing	774	4,653
Assets acquired from suppliers in installments	(11,230)	137

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

Operating Segments

A.	Basis for segmentation

The Group has determined four reportable segments. These operating segments are components of a company about which separate financial information is available that is regularly evaluated by the Board of Directors (Chief operating decision maker) in deciding how to allocate resources and assess performance.

The following summary describes the operations of each reportable segment.

Reportable segments	Operations
Oncosalud Peru	Including our prepaid oncologic healthcare plans and healthcare services related to the treatment of cancer.
Healthcare services in Peru	Corresponds to medical services within the network of clinics and health centers in Peru.
Healthcare services in Colombia	Corresponds to medical services within the network of clinics and health centers in Colombia.
Healthcare services in Mexico	Corresponds to medical services within the network of clinics and health centers, and the insurance business in Mexico.

B.	Information about reportable segments

Information related to each reportable segment is set out below. Segment profit (loss) before tax is used to measure performance because the chief operating decision maker believes that this information is the most relevant for the Group.

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

For the three months period ended June 30, 2025:

In thousands of soles	Reportable segments
	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2025
External revenues	274,166	199,896	346,223	273,653	1,093,938	-	1,093,938
Inter-segment revenue (i)	11,884	69,099	-	-	80,983	(80,983)	0
Segment revenue	286,050	268,995	346,223	273,653	1,174,921	(80,983)	1,093,938
External cost of service	(74,535)	(183,134)	(247,731)	(154,140)	(659,540)	-	(659,540)
Inter-segment cost of service (i)	(72,328)	(7,562)	-	-	(79,890)	79,890	-
Segment cost of service	(146,863)	(190,696)	(247,731)	(154,140)	(739,430)	79,890	(659,540)
Gross profit	139,187	78,299	98,492	119,513	435,491	(1,093)	434,398
External selling expenses	(46,431)	(4,839)	(1,408)	(2,543)	(55,221)	1,000	(54,221)
Segment selling expenses	(46,431)	(4,839)	(1,408)	(2,543)	(55,221)	1,000	(54,221)
External administrative expenses	(18,742)	(29,472)	(50,277)	(60,424)	(158,915)	-	(158,915)
Inter-segment administrative expenses	(2,330)	(1,849)	-	-	(4,179)	4,179	-
Corporate expenses	(17,824)	(17,446)	(2,878)	(1,715)	(39,863)	(9,402)	(49,265)
Segment administrative expenses	(38,896)	(48,767)	(53,155)	(62,139)	(202,957)	(5,223)	(208,180)
Impairment losses on trade receivables	(701)	(4,653)	(2,049)	(408)	(7,811)	118	(7,693)
Other income	(2,242)	1,211	4,435	5,615	9,019	3,037	12,056
Inter-segment other income	6,262	470	-	-	6,732	(6,732)	-
Other income	4,020	1,681	4,435	5,615	15,751	(3,695)	12,056
Segment operating profit (loss)	57,179	21,721	46,315	60,038	185,253	(8,893)	176,360
Share of profit of equity accounted investees, net of taxes	819	-	1,583	-	2,402	-	2,402
Exchange difference, net	597	1,410	15,299	14128	31,434	36,985	68,419
Interest expense, net	(4,438)	(11,047)	(23,449)	(39,988)	(78,922)	(35,977)	(114,899)
Segment profit (loss) before tax	54,157	12,084	39,748	34,178	140,167	(7,885)	132,282
Other disclosures
Depreciation and amortization	(8,689)	(12,050)	(10,014)	(21,849)	(52,602)	(2,701)	(55,303)
Capital expenditure	(4,799)	(7,505)	(5,204)	(11,766)	(29,274)	(2,321)	(31,595)
Segment assets	1,982,407	1,079,858	(6,462)	141,502	3,197,305	(3,085,880)	111,425
Segment liabilities	1,946,320	1,091,151	(121,411)	65,370	2,981,430	(2,994,922)	(13,492)

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

For the three months period ended June 30, 2024:

In thousands of soles	Reportable segments
	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2024
External revenues	257,589	182,916	377,624	302,355	1,120,484	-	1,120,484
Inter-segment revenue (i)	10,952	72,077	-	-	83,029	(83,029)	-
Segment revenue	268,541	254,993	377,624	302,355	1,203,513	(83,029)	1,120,484
External cost of service	(78,814)	(170,403)	(273,191)	(170,716)	(693,124)	-	(693,124)
Inter-segment cost of service (i)	(72,215)	(10,313)	-	-	(82,528)	82,528	-
Segment cost of service	(151,029)	(180,716)	(273,191)	(170,716)	(775,652)	82,528	(693,124)
Gross profit	117,512	74,277	104,433	131,639	427,861	(501)	427,360
External selling expenses	(40,099)	(5,688)	(1,583)	18	(47,352)	(300)	(47,652)
Segment selling expenses	(40,099)	(5,688)	(1,583)	18	(47,352)	(300)	(47,652)
External administrative expenses	(19,522)	(25,563)	(52,312)	(63,039)	(160,436)	-	(160,436)
Inter-segment administrative expenses	(94)	(2,238)	-	-	(2,332)	2,332	-
Corporate expenses	(17,493)	(14,908)	(2,953)	(2,232)	(37,586)	(3,537)	(41,123)
Segment administrative expenses	(37,109)	(42,709)	(55,265)	(65,271)	(200,354)	(1,205)	(201,559)
Impairment losses on trade receivables	17	162	(2,995)	(210)	(3,026)	(5)	(3,031)
Other income	591	1,324	1,094	4,342	7,351	249	7,600
Inter-segment other income	3,773	496	-	-	4,269	(4,269)	-
Other income	4,364	1,820	1,094	4,342	11,620	(4,020)	7,600
Segment operating profit (loss)	44,685	27,862	45,684	70,518	188,749	(6,031)	182,718
Share of profit of equity accounted investees, net of taxes	930	-	1,347	-	2,277	-	2,277
Exchange difference, net	173	(3,733)	(36,485)	(19,005)	(59,050)	9,557	(49,495)
Interest expense, net	(4,206)	(11,635)	(28,301)	(62,039)	(106,181)	(26,446)	(132,625)
Segment profit (loss) before tax	41,582	12,494	(17,755)	(10,526)	25,795	(22,920)	2,875
Other disclosures
Depreciation and amortization	(7,956)	(10,473)	(10,828)	(24,504)	(53,761)	(2,200)	(55,961)
Capital expenditure	(4,416)	(9,278)	(12,863)	(6,301)	(32,858)	(3,069)	(35,927)
Segment assets	52,473	59,213	(103,508)	(358,346)	(350,168)	(57,748)	(407,916)
Segment liabilities	24,482	51,944	(56,140)	(186,564)	(166,278)	(76,860)	(243,138)

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

For the six months period ended June 30, 2025:

In thousands of soles	Reportable segments
	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2025
External revenues	546,989	387,273	685,016	516,529	2,135,807	-	2,135,807
Inter-segment revenue (i)	19,837	145,142	-	-	164,979	(164,979)	-
Segment revenue	566,826	532,415	685,016	516,529	2,300,786	(164,979)	2,135,807
External cost of service	(152,822)	(355,430)	(498,866)	(312,670)	(1,319,788)	-	(1,319,788)
Inter-segment cost of service (i)	(147,228)	(15,185)	-	-	(162,413)	162,413	-
Segment cost of service	(300,050)	(370,615)	(498,866)	(312,670)	(1,482,201)	162,413	(1,319,788)
Gross profit	266,776	161,800	186,150	203,859	818,585	(2,566)	816,019
External selling expenses	(91,422)	(9,987)	(2,667)	(4,733)	(108,809)	982	(107,827)
Segment selling expenses	(91,422)	(9,987)	(2,667)	(4,733)	(108,809)	982	(107,827)
External administrative expenses	(38,247)	(57,778)	(95,746)	(112,077)	(303,848)	-	(303,848)
Inter-segment administrative expenses	(2,433)	(3,498)	-	-	(5,931)	5,931	-
Corporate expenses	(33,499)	(32,811)	(5,754)	(3,450)	(75,514)	(11,270)	(86,784)
Segment administrative expenses	(74,179)	(94,087)	(101,500)	(115,527)	(385,293)	(5,339)	(390,632)
Impairment losses on trade receivables	(1,108)	(9,649)	(11,653)	(919)	(23,329)	(15)	(23,344)
Other income	1,091	3,101	5,636	11,380	21,208	110	21,318
Inter-segment other income	6,262	470	-	-	6,732	(6,732)	-
Other income	7,353	3,571	5,636	11,380	27,940	(6,622)	21,318
Segment operating profit (loss)	107,420	51,648	75,966	94,060	329,094	(13,560)	315,534
Share of profit of equity accounted investees, net of taxes	1,928	-	3,246	-	5,174	-	5,174
Exchange difference, net	(311)	3,066	40,917	13,285	56,957	48,559	105,516
Interest expense, net	(10,468)	(20,995)	(47,891)	(86,467)	(165,821)	(66,594)	(232,415)
Segment profit (loss) before tax	98,569	33,719	72,238	20,878	225,404	(31,595)	193,809
Other disclosures
Depreciation and amortization	(17,348)	(23,572)	(19,822)	(42,626)	(103,368)	(5,319)	(108,687)
Capital expenditure	(8,885)	(24,085)	(7,830)	(26,774)	(67,574)	(4,264)	(71,838)
Segment assets	4,260,292	2,121,207	2,334,779	3,122,367	11,838,645	(4,656,809)	7,181,836
Segment liabilities	3,042,416	1,729,194	1,231,932	1,890,495	7,894,037	(2,508,167)	5,385,870

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

For the six months period ended June 30, 2024:

In thousands of soles	Reportable segments
	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2024
External revenues	502,430	356,775	726,510	610,798	2,196,513	-	2,196,513
Inter-segment revenue (i)	19,547	139,144	-	-	158,691	(158,691)	-
Segment revenue	521,977	495,919	726,510	610,798	2,355,204	(158,691)	2,196,513
External cost of service	(154,523)	(332,413)	(533,038)	(334,784)	(1,354,758)	-	(1,354,758)
Inter-segment cost of service (i)	(139,406)	(18,283)	-	-	(157,689)	157,689	-
Segment cost of service	(293,929)	(350,696)	(533,038)	(334,784)	(1,512,447)	157,689	(1,354,758)
Gross profit	228,048	145,223	193,472	276,014	842,757	(1,002)	841,755
External selling expenses	(81,247)	(10,200)	(3,314)	(5,682)	(100,443)	(460)	(100,903)
Segment selling expenses	(81,247)	(10,200)	(3,314)	(5,682)	(100,443)	(460)	(100,903)
External administrative expenses	(36,971)	(51,233)	(100,602)	(129,450)	(318,256)	-	(318,256)
Inter-segment administrative expenses	(171)	(2,737)	-	-	(2,908)	2,908	-
Corporate expenses	(32,333)	(29,984)	(5,905)	(4,462)	(72,684)	(1,546)	(74,230)
Segment administrative expenses	(69,475)	(83,954)	(106,507)	(133,912)	(393,848)	1,362	(392,486)
Impairment losses on trade receivables	102	404	(2,998)	(415)	(2,907)	72	(2,835)
Other income	1,191	2,807	2,778	12,439	19,215	(151)	19,064
Inter-segment other income	5,505	501	-	-	6,006	(6,006)	-
Other income	6,696	3,308	2,778	12,439	25,221	(6,157)	19,064
Segment operating profit (loss)	84,124	54,781	83,431	148,444	370,780	(6,185)	364,595
Share of profit of equity accounted investees, net of taxes	1,943	-	2,573	-	4,516	-	4,516
Exchange difference, net	(1,432)	(5,155)	(37,707)	(12,206)	(56,500)	9,921	(46,580)
Interest expense, net	(10,448)	(23,171)	(57,786)	(158,310)	(249,715)	(53,762)	(303,476)
Segment profit (loss) before tax	74,187	26,455	(9,489)	(22,072)	69,081	(50,026)	19,055
Other disclosures
Depreciation and amortization	(15,764)	(20,713)	(21,499)	(50,067)	(108,043)	(4,352)	(112,395)
Capital expenditure	(7,946)	(15,844)	(21,862)	(10,408)	(56,060)	(5,620)	(61,680)
Segment assets	2,200,846	970,690	2,372,301	3,508,279	9,052,116	(1,559,626)	7,492,490
Segment liabilities	1,107,415	629,106	1,488,024	2,239,121	5,463,666	394,098	5,857,764

Auna S.A. and Subsidiaries
Notes to the Condensed Consolidated Interim Financial Statements
June 30, 2025

(i)	Inter-segment cost of service (claims expense) from the Oncosalud Peru segment and intersegment revenue from our Healthcare Services in Peru segment are presented on a gross basis by adding the corresponding profit margin markup by our Healthcare Services in Peru segment and vice versa. Likewise, our Oncosalud Peru segment consolidates Oncocenter Peru S.A.C., a subsidiary providing healthcare services related to the exclusive treatment of cancer. In the separate financial statements of Oncocenter Peru S.A.C., the revenue mainly consists of the insurance claims expense recorded as cost of sales in the separate financial statements of Oncosalud S.A.C., our insurance subsidiary that is also consolidated in Oncosalud Peru segment. In the segment consolidation process the related revenues from such healthcare services are eliminated with the corresponding claims expense of our insurance subsidiary Oncosalud S.A.C., while the external cost (third parties) of services incurred by Oncocenter Peru S.A.C. remains.